SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

April 20, 2004

TELIASONERA AB

(Translation of registrant’s name into English)

Sturegatan 1, S-106 63 Stockholm, Sweden
(Address of principal executive offices)

0-30340

(Commission File Number)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

SIGNATURES
Press Release

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELIASONERA AB
Date: April 20, 2004	By:	/s/ Jan Henrik Ahrnell
Vice President and Legal Counsel

Press Release

April 20, 2004

Proposal for new TeliaSonera Board members

It is proposed that Lennart Låftman and Timo Peltola be elected as new members of TeliaSonera’s Board of Directors. Otherwise it is proposed that the present Board members be re-elected with the exception of Ingvar Carlsson, who has declined re-election.

Before TeliaSonera’s Annual General Meeting to be held on April 28, TeliaSonera’s Nominating Committee proposes a Board of Directors with nine regular members elected by the Annual General Meeting and no deputy members.

The Nominating Committee proposes that Tom von Weymarn, Carl Bennet, Eva Liljeblom, Sven-Christer Nilsson, Paul Smits, Caroline Sundewall and Roger Talermo be re-elected and that Lennart Låftman and Timo Peltola be elected as new Board members. Ingvar Carlsson has declined re-election.

Timo Peltola is the CEO of the packaging company Huhtamäki Oyj, and he is the Vice Chairman of the Board of Directors of Nordea Bank AB. Timo Peltola was born in 1946.

Lennart Låftman is currently among other things the Chairman of the Board of Directors of Vattenfall Pension Foundation, the Foundation Culture of the Future, the Dalademokraten newspaper and the Hasseludden Conference Centre. Lennart Loftman was born in 1945. He has previously been the CEO of the fund Femte AP-fonden and the financial weekly Affärsvärlden.

The Nominating Committee proposes that remuneration be paid to the Board of Directors as follows: SEK 750,000 to the Chairman, SEK 550,000 to the Vice Chairman and SEK 400,000 to each of the other Board members elected by the Annual General Meeting. In addition, it is proposed that SEK 75,000 be paid as remuneration to the Chairman of the Board’s Audit Committee and SEK 50,000 to each of the other members of the Audit Committee. No remuneration will be paid to members employed by the TeliaSonera Group.

The proposals will be dealt with under items 10, 11 and 12 of the agenda of TeliaSonera’s Annual General Meeting on April 28. The proposals are supported by shareholders representing slightly more than 70 percent of the shares and votes of TeliaSonera.

TeliaSonera’s Nominating Committee is composed of Tom von Weymarn, Chairman of the Board, and Carl Bennet, Vice Chairman of the Board.

The Swedish and Finnish States have announced their support for the re-election of Tom von Weymarn as Chairman of the Board and Carl Bennet as Vice Chairman of the Board after the Annual General Meeting of April 28.

________________________________________________

For further information journalists can contact:
TeliaSonera’s Press Office, +46-(0)8-713 58 30
Forward-Looking Statements
Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2003 TeliaSonera had 11,957,000 mobile customers (37,610,000 incl associated companies) and 8,061,000 fixed customers (9,160,000 incl associated companies) and 1,631,000 internet customers (1,691,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Exchange, the Helsinki Exchanges and the Nasdaq Stock Market in the USA. Pro forma net sales January-December 2003 amounted to SEK 81.7 billion (EUR 9.01 billion). The number of employees was 26,694.